FOIA Confidential Treatment Requested by

Century Aluminum Company Pursuant to 17 C.F.R. 200.83

(with respect to certain portions of this response)

Gerald C. Bialek, Chief Financial Officer

One South Wacker Drive

Suite 1000

Chicago, IL 60606

Tel: (312) 696-3101

January 17, 2025

BY ELECTRONIC TRANSMISSION

United States Securities and Exchange Commission

Office of Manufacturing

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Beverly Singleton
Andrew Blume

Re: Century Aluminum Company Form 10-K for the Fiscal Year Ended December 31, 2023 Form 10-Q for the Quarterly Period Ended September 30, 2024 File No. 001-34474

Dear Ms. Singleton and Mr. Blume:

Century Aluminum Company, a Delaware corporation (the “Company”), hereby submits the following responses to the comments in the letter from the Office of Manufacturing in the Division of Corporation Finance (the “Comment Letter”) dated December 18, 2024, with respect to the above-referenced filings. Set forth below are the Staff’s comments followed by the Company’s responses to the comments. The numbering of the responses and the headings set forth below correspond to the numbered comments and headings in the Comment Letter. The Staff’s comments are bolded.

Because of the commercially sensitive nature of information contained herein, and pursuant to 17 C.F.R. § 200.83 (“Rule 83”), the Company requests confidential treatment from disclosure under the Freedom of Information Act (“FOIA”), or otherwise, for portions of its responses to the Staff’s comments 4 (on the pages marked [CENX-5], [CENX-6] and [CENX-7]) and 8 (on the page marked [CENX-13]). Specifically, the Company requests that the portions of its response to the Staff’s comments 4 and 8 that have been redacted from the version of this letter filed via the Securities and Exchange Commission’s (the “Commission”) EDGAR system and identified by the mark “[***]” be maintained in confidence, not made part of any public record and not be disclosed to any person, including in response to any requests under FOIA, or otherwise, as such responses contain confidential information. These responses are being provided to the Commission in their entirety under separate cover along with the request for confidential treatment. The Company is also filing a redacted copy of this response letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83. If any request is made for disclosure of these items, we would appreciate being notified promptly, so that we may provide further support for our request for confidentiality.

Confidential Treatment of Certain Portions

of the Response to Comments 4 and 8 Requested by

Century Aluminum Company Pursuant to 17 C.F.R. 200.83

[CENX – 1]

January 17, 2025

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 2. Properties, page 26

1.	We note that you do not include S-K 1300 mineral property disclosure for your 55% interest in Jamalco, including bauxite mining and alumina production in Jamaica. Please refer to Item 1301 of Regulation S-K regarding required mineral property disclosures and provide your materiality analysis associated with this property. Please note that the analysis should include all related activities from exploration through extraction to the first point of material external sale, including processing, transportation, and warehousing.

COMPANY RESPONSE:

We acknowledge the Staff’s comment and respectfully advise the Staff that the Company has conducted a materiality analysis of its acquisition of General Alumina Holdings Limited (“GAHL”), which includes its 55% interest in Jamalco, including all related activities from exploration through extraction to the first point of material external sale (including processing, transportation, and warehousing), and determined that Jamalco’s mineral operations may be material to the Company at and for the year ended December 31, 2024. Accordingly, the Company intends to include the applicable S-K 1300 mineral property disclosures, including a Technical Report Summary, in its Annual Report on Form 10-K for the year ended December 31, 2024.

We also respectfully advise the Staff that, with respect to the year ended December 31, 2023, the Company had conducted a materiality analysis of its acquisition of GAHL, which includes its 55% interest in Jamalco, including all related activities from exploration through extraction to the first point of material external sale (including processing, transportation, and warehousing) at and for the fiscal year ended December 31, 2023. As a result of this analysis, the Company determined that the Jamalco mineral extraction operations were not material to the Company for the fiscal year ended December 31, 2023. This analysis was based on both quantitative and qualitative factors assessed in the context of our overall business and financial condition in accordance with S-X 1301(C), including the following principal considerations:

•	the Company owned GAHL for only a portion of 2023;

•	the purchase price paid for the Company's interest in Jamalco was $1.00. In addition, the deemed purchase price paid for the Company’s interest in Jamalco included (i) approximately $8.3 million in respect of restricted cash acquired as of the completion date, and (ii) the assumption of approximately $7.9 million in liabilities (the “Deemed Purchase Price”). As the Company had not yet completed its purchase price accounting analysis as of December 31, 2023, the Company viewed the Deemed Purchase Price to be the presumed fair value of the net assets acquired, and as such, determined that such Deemed Purchase Price represented approximately 4.7% of the Company’s net assets as of December 31, 2023; and

Confidential Treatment of Certain Portions

of the Response to Comments 4 and 8 Requested by

Century Aluminum Company Pursuant to 17 C.F.R. 200.83

[CENX – 2]

January 17, 2025

•	the Jamaica-based long-lived assets reflected on the December 31, 2023, balance sheet (including Jamaica-based refining and processing assets) totaled approximately $272.2 million which is approximately 14.7% of the Company’s total assets as at December 31, 2023. The specific mineral reserve assets reflected on the December 31, 2023, balance sheet totaled approximately $57.6 million which is approximately 3.1% of the Company’s total assets as at December 31, 2023.

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources

Year Ended December 31, 2023, Compared to Year Ended December 31, 2022, page 37

2.	Please provide a more informative analysis and discussion of changes in operating, investing and financing cash flows. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Also provide an analysis of any known trends and uncertainties that will result in or that are reasonably likely to result in a material increase or decrease in your liquidity. Ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K and Section IV.B of SEC Release No. 33-8350.

COMPANY RESPONSE:

The Company respectfully acknowledges the Staff’s comment. Beginning with our Annual Report on Form 10-K for the year ended December 31, 2024, the Company will, in future filings, provide the additional requested analysis and discussion of changes in operating, investing and financing cash flows including referencing Item 303(a) of Regulation S-K and Section IV.B of SEC Release No. 33-8350.

With respect to our Annual Report for the Year Ended December 31, 2023, the additional analysis and discussion would include the following for operating, investing and financing cash flows:

The increase in cash provided by operations in 2023 compared to 2022 was primarily due to decreased input prices such as coke and pitch, improved days sales outstanding, and higher due to affiliates for cash received for future alumina shipments. The increase in operating cash flow was partially offset by an increase in the IRA Section 45X receivable.

The decrease in net cash used in investing activities during 2023 was primarily attributable to $25.7 million in proceeds from the Mt. Holly Commerce Park Land sale and $11.5 million related to the acquisition of Jamalco, net of cash acquired, partially offset by higher spending on capital projects during the twelve months ended December 31, 2023. The change in capital project spend was driven by a $22.2 million increase at Grundartangi, mainly from the ongoing casthouse project. This was partially offset by $12.7 million decrease at Mt. Holly, mainly due to the restart project being completed in the second

Confidential Treatment of Certain Portions

of the Response to Comments 4 and 8 Requested by

Century Aluminum Company Pursuant to 17 C.F.R. 200.83

[CENX – 3]

January 17, 2025

quarter of 2022. We expect to complete capital spending on the Grundartangi casthouse project in 2024.

Net cash used in financing activities increased by $87.4 million to $(13.0) in 2023 from $74.4 in net cash provided by financing activities in 2022 primarily due to net repayments on our revolving credit facilities in 2023 as compared to net borrowings in 2022. Additionally, the Company repaid outstanding borrowings from its Iceland Term facility. This was partially offset by the sale of carbon credits and borrowings from the Vlissingen Facility Agreement.

Supplemental Guarantor Financial Information, page 38

3.	As required by Item 601(b)(22) of Regulation S-K, please revise future filings to include an Exhibit 22 listing each subsidiary guarantor, issuer or co-issuer.

COMPANY RESPONSE:

The Company respectfully acknowledges the Staff’s comment. Neither the Company nor any of its subsidiaries has any registered debt securities that are issued and outstanding. However, the Company has filed a shelf registration statement on Form S-3 (File No. 333-270681) (the “Form S-3”) registering, among other securities, up to $350 million in aggregate principal amount of debt securities of the Company, which may be fully and unconditionally guaranteed by certain of the Company’s subsidiaries previously identified in the Form S-3. In response to the Staff’s comment, the Registrant confirms that it will include an Exhibit 22 as applicable (if and when we issue debt securities on the Form S-3), in future filings identifying each subsidiary guarantor, issuer or co-issuer.

Notes to the Consolidated Financial Statements
2. Acquisition of Jamalco, page 60

4.	Citing authoritative GAAP guidance, where applicable, please address the following comments related to your May 2023 acquisition of Jamalco JV, an unincorporated joint venture:

•	Tell us how you determined you have a controlling financial interest in Jamalco and how your acquisition transaction is not subject to the scope exclusion of ASC 805-10-15-4(a). In doing so, explain if you consolidate Jamalco under a variable interest or voting interest model and clarify how you determined the Government of Jamaica, as the 45% interest holder, does not possess any powers or rights, such as substantive participating rights, that would preclude consolidation.

Confidential Treatment of Certain Portions

of the Response to Comments 4 and 8 Requested by

Century Aluminum Company Pursuant to 17 C.F.R. 200.83

[CENX – 4]

January 17, 2025

COMPANY RESPONSE:

The Company respectfully acknowledges and understands that the guidance the Staff references in ASC 805-10-15-4(a) indicates that the formation of a joint venture is scoped out of the guidance in ASC 805 on Business Combinations and provides the following information regarding the Company’s assessment of the interest it obtained in Jamalco.

The transaction on May 2, 2023, involved the Company’s acquisition of 100% of the shares of General Alumina Holdings Limited (“GAHL”), which holds a 100% interest in General Alumina Jamaica Limited (“GAJL”), which in turn, holds a 55% interest in, and is managing partner of, Jamalco. [***].

The Company further acknowledges the Staff’s request about the Company’s conclusion that it should consolidate Jamalco, and whether such conclusion was reached through the variable interest or voting interest model. The Company notes that we consolidate Jamalco under the variable interest entity model because Jamalco lacks sufficient equity investment at risk in accordance with ASC 810-10-15-14. That is, based on its purpose and design, Jamalco is expected to require additional subordinated financial support, such as those in the form of equity contributions or other forms of subordinated financing, which the Company expects would require parent guarantees. To that end, the Company made an immediate equity contribution to Jamalco upon acquisition, and has provided subsequent financing of costs for Jamalco to perform its activities in the ordinary course of business. Thus, Management determined that Jamalco is considered to be a variable interest entity (“VIE”).

Within the variable interest model, the Company respectfully advises the staff that we determined that the Company is the primary beneficiary of Jamalco, considering the guidance in ASC 810-10-25-38 to 25-38J. [***].

ASC 810-10-25-38C, 25-38D and 25-38E provide context to kickout and participating rights, shared power, and decisions made by multiple parties.

Confidential Treatment of Certain Portions

of the Response to Comments 4 and 8 Requested by

Century Aluminum Company Pursuant to 17 C.F.R. 200.83

[CENX – 5]

January 17, 2025

ASC 810-10-25-38C provides context for participating rights:

A reporting entity’s determination of whether it has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance shall not be affected by the existence of kick-out rights or participating rights unless a single reporting entity (including its related parties and de facto agents) has the unilateral ability to exercise those kick-out rights or participating rights….

[***]. ASC 810-10-25-38D explains:

Power is shared if two or more unrelated parties together have the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and if decisions about those activities require the consent of each of the parties sharing power. If a reporting entity concludes that power is not shared but the activities that most significantly impact the VIE’s economic performance are directed by multiple unrelated parties and the nature of the activities that each party is directing is the same, then the party, if any, with the power over the majority of those activities shall be considered to have the characteristic in paragraph 810-10-25-38A(a).

Under the guidance in ASC 810-10-25-38D, the Company concluded that the power over the activities that most significantly impact the Jamalco’s economic performance are not shared between the Company and the Government of Jamaica and thus considered the guidance in ASC 810-10-25 38E.

ASC 810-10-25-38E also indicates:

If the activities that impact the VIE’s economic performance are directed by multiple unrelated parties, and the nature of the activities that each party is directing is not the same, then a reporting entity shall identify which party has the power to direct the activities that most significantly impact the VIE’s economic performance. One party will have this power, and that party shall be deemed to have the characteristic in paragraph 810-10-25-38A(a).

[***].

Confidential Treatment of Certain Portions

of the Response to Comments 4 and 8 Requested by

Century Aluminum Company Pursuant to 17 C.F.R. 200.83

[CENX – 6]

January 17, 2025

The Company notes that the purpose and design of Jamalco is to mine bauxite and refine the bauxite into alumina. Through the Company’s role as the managing partner of Jamalco, it is responsible for day-to-day mining and refining operations. [***].

As a result, the Company respectfully advises the Staff that the Company is the primary beneficiary in accordance with ASC 810-10-25-38A, and consolidates Jamalco.

•	Tell us why you deferred the bargain purchase gain until the first quarter of fiscal 2024, rather than immediately recognizing it upon the acquisition date pursuant to ASC 805-30-25-2.

Confidential Treatment of Certain Portions

of the Response to Comments 4 and 8 Requested by

Century Aluminum Company Pursuant to 17 C.F.R. 200.83

[CENX – 7]

January 17, 2025

COMPANY RESPONSE:

The Company considered the guidance within ASC 805-30-25-2 as well as the guidance within ASC 805-30-25-4 which notes that before recognizing a gain on a bargain purchase, the acquirer shall reassess whether it has correctly identified all of the assets acquired and all of the liabilities assumed and shall recognize any additional assets or liabilities that are identified in review. In addition, paragraphs ASC 805-30-30-4 through 30-6 provide guidance on the review of measurement procedures in connection with a reassessment required by this paragraph. Further, Deloitte’s Roadmap: Business Combinations (December 2024) - Section 5.2.1 – Recognition of a Provisional Bargain Purchase Gain During the Measurement Period references the guidance within ASC 805-30-25-4 and ASC 805-30-30-5 as support for recognizing a deferred credit (i.e., a liability) rather than a provisional bargain purchase gain until the accounting for the acquisition is complete (i.e., the end of the measurement period). Based upon the complexity of this transaction and the fact that the acquisition resulted in a bargain purchase gain, the Company determined it was appropriate to defer the bargain purchase gain to continue to assess whether the Company had identified all of the assets and liabilities acquired pursuant to ASC 805-30-25-4, including the procedures used to measure those assets and liabilities acquired rather than immediately recognize the gain upon the acquisition pursuant to ASC 805-30-25-2.

•	Although we note your disclosure that the seller was "experiencing financial distress," tell us in sufficient detail why the sales price was only $1 for net assets with a fair value of approximately $270 million.

COMPANY RESPONSE:

In August of 2021, Jamalco began a period of substantial financial distress due to a fire at the refinery which resulted in a catastrophic loss, and which required significant capital investment to repair and restore the overall operations of the refinery to full capacity. As Jamalco began to restart partial operations, global energy prices increased significantly and reached historically high levels as a result of the onset of the war in Ukraine, including prices of liquified natural gas which Jamalco was then using as a primary fuel source at the refinery. As a result of these combined factors, the seller did not have sufficient financial assets to fully restore operations and manage through the period of extraordinary energy costs, which left Jamalco as a loss-making entity at the time of sale. We further understand the seller was simultaneously experiencing financial distress in its non-Jamalco businesses, further diminishing its capacity to fund ongoing operating losses at Jamalco and the capital needed to restore and maintain full production. In consideration of its then financial position and future commitments and liabilities, and its then diminished capacity to fund ongoing operational losses, the seller expressed an urgent need to sell its interest in Jamalco, which resulted in the $1 sale price.

•	Tell us how you determined the amount allocated to the noncontrolling interest pursuant to ASC 805-20-30-1 and why it was only $2.3 million.

Confidential Treatment of Certain Portions

of the Response to Comments 4 and 8 Requested by

Century Aluminum Company Pursuant to 17 C.F.R. 200.83

[CENX – 8]

January 17, 2025

COMPANY RESPONSE:

GAJL and Clarendon Alumina Production Limited (“CAP”) hold a 55% and 45% interest, respectively, in Jamalco. Each of the Jamalco partners have a direct, proportionate ownership interest in the principal assets used by the joint venture, including the real property, equipment, and refinery and mining operation assets of the joint venture (the “Principle JV Assets”). Other than the Principle JV Assets, Jamalco’s only other assets are primarily comprised of working capital, which at the time of acquisition was deemed to be immaterial. As a result, the noncontrolling interest of $2.3 million that was recorded in connection with CAP’s 45% interest in Jamlaco was only comprised of the joint venture’s limited working capital account balances at the time of acquisition which were $5.1 million of net assets.

4. Related Party Transactions, page 62

5.	Please identify and state the amounts of your related party transactions on the face of the financial statements pursuant to Rule 4-08(k) of Regulation S-X. In particular, we note your disclosures on pages 62 and 96 that you purchase raw materials from and recognize gains (losses) on forward and derivative contracts with Glencore plc.

COMPANY RESPONSE:

We respectfully acknowledge the Staff’s comment and the provisions of Rule 4-08(k) of Regulation S-X to present related party transactions on the face of the balance sheets, statements of operations and comprehensive income, and statements of cash flows. Accordingly, beginning with our Annual Report on Form 10-K for the year ended December 31, 2024, the Company will identify and disclose purchases from affiliates within our cost of goods sold and net (loss)gain on forward and derivative contracts - affiliates within the consolidated statements of operations.

8. Debt, page 68

6.	We note that your debt agreements include provisions that may limit your ability and the ability of certain subsidiaries to pay dividends or make distributions. You also disclose on page 19 that the "ability of our subsidiaries to pay dividends or make other payments or advances to us will depend on their operating results and will be subject to applicable laws and any restrictions or prohibitions on intercompany transfers by those subsidiaries contained in agreements governing the debt or other obligations of such subsidiaries." Please address the following related comments to the extent applicable:

•	Provide all disclosures required by Rule 4-08(e) of Regulation S-X.

•	Quantify for us the amount of restricted net assets of consolidated subsidiaries as of the end of fiscal 2023. If the restricted net assets, as calculated under Rule 1-02(dd) of Regulation S-X, exceed 25% of your consolidated net assets, provide Schedule I parent company financial statements prescribed by Rules 5-04 and 12-04 of Regulation S-X.

Confidential Treatment of Certain Portions

of the Response to Comments 4 and 8 Requested by

Century Aluminum Company Pursuant to 17 C.F.R. 200.83

[CENX – 9]

January 17, 2025

COMPANY RESPONSE:

We respectfully acknowledge the Staff’s comment and note that, with respect to Rule 4-08(e)(1) of Regulation S-X, the Company has previously disclosed the existence of customary covenants in its debt agreements that could limit its ability to pay dividends. See the disclosures under the Liquidity and Capital Resources section and in Note 8 of the audited financial statements in our Annual Report on Form 10-K for the year ended December 31, 2023. We further note that we do not believe that it is reasonably likely that such covenants would pose significant or material limitations on the Company’s ability to pay dividends in light of the Company’s dividend policy and the status of such covenants. The Company will consider revising its disclosure in future filings based on the terms of the relevant covenants and the Company’s financial condition at such time.

We further note that Rule 4-08(e)(2) of Regulation S-X is not applicable to the Company because the Company does not have any material 50 percent or less owned persons accounted for by the equity method.

With respect to Rule 4-08(e)(3) of Regulation S-X, the Company notes that the credit facilities to which certain of our subsidiaries are parties contain certain customary restrictions and limitations on those subsidiaries’ ability to pay dividends and make distributions and other payments to the Company. However, these restrictions are primarily related to circumstances where there is an event of default or if the borrower is not in compliance with applicable covenants. Because each of these subsidiaries was in compliance with its respective covenants at December 31, 2023, there was no restriction on such subsidiaries’ ability to pay dividends to the Company and, hence, there was no restriction on the Company’s net assets, in each case, at December 31, 2023. Moreover, under such subsidiaries’ respective credit facilities, there are no requirements that such subsidiary maintain a specific level of working capital, net tangible assets, or net asset levels, nor is there a requirement that any of such subsidiaries reinvest all of their earnings in their respective businesses.

Therefore, the disclosures required by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X and the condensed financial information prescribed by Rule 12-04 of  Regulation S-X  in accordance with Rule 5-04  of Regulation S-X  are not required given that none of the thresholds set forth in such rules were exceeded.

The Company does not expect that any restrictions on its ability to pay dividends will occur in the foreseeable future. However, should such restrictions trigger disclosure requirements in the future, we will include them as applicable. Further, in order to provide additional clarity, in future filings we intend to disclose additional detail regarding the “springing” nature of the limitation on our subsidiaries’ ability to pay dividends, and the fact that such subsidiaries are currently not prohibited from paying dividends.

Confidential Treatment of Certain Portions

of the Response to Comments 4 and 8 Requested by

Century Aluminum Company Pursuant to 17 C.F.R. 200.83

[CENX – 10]

January 17, 2025

17. Commitments and Contingencies
Contingent Obligation, page 92

7.	We note that you have recorded a contingent obligation in connection with the “unwind” of a contractual arrangement and the execution of a long-term cost-based power contract in July 2009. You further disclose that the obligation to make principal and interest repayments is contingent upon certain operating criteria for your Hawesville facility and aluminum prices. Citing authoritative accounting guidance, as applicable, tell us why you have recorded a contingent obligation if you believe that you "will not be required to make payments on the contingent obligation during the term of the agreement, which expires in 2028." Also explain to us the specific nature and terms of the related offsetting derivative asset, including the counterparty involved.

COMPANY RESPONSE:

We respectfully advise the staff that the contingent obligation consists of aggregate payments made by a third-party electricity provider (E.ON) on behalf of one of our operating subsidiaries related to the early termination of an electrical power agreement. Under the terms of the agreement with E.ON (the “Borrowing Agreement”), E.ON made aggregate payments of approximately $13.3 million on the Company’s behalf. The Borrowing Agreement calls for the Company to accrue interest at 10.94% annually throughout the term of the agreement, which terminates in December 2028. Repayments under this agreement are subject to a defined payment schedule running through December 31, 2028. As such, the Company concluded that it has an outstanding borrowing that is within the scope of ASC 450 – Debt and has recorded the amount plus accrued interest since the inception of the agreement. However, this repayment schedule, and the determination of whether repayment is required in any given month, is contingent upon the published market price of aluminum on the London Metal Exchange (“LME”) for each monthly period during the repayment period reaching a certain level (Monthly average > $2,600/MT) and the Hawesville facility production level being at least 80% of capacity (or 16,267 MT/month). As such, the Company considered ASC 815 Derivatives and Hedging paragraph 815-15-25-1 to be applicable as the repayment provisions in the Borrowing Agreement represent an embedded derivative that needed to be separated from the host contract (in this case the Borrowing Agreement) as it met the separation criteria. Further, the Company determined the derivative should be recorded at fair value, with fair value being determined by the estimated cash flows for repayment based on the forward market price for aluminum and our current and projected production level at our Hawesville facility. As the estimated cash outflows, based on the current forward market price of aluminum and the estimated production level of our Hawesville facility showed that repayment will not be required, we have recorded a derivative asset that offsets our obligation to repay principal and interest amounts accrued under the agreement with E.ON.

Confidential Treatment of Certain Portions

of the Response to Comments 4 and 8 Requested by

Century Aluminum Company Pursuant to 17 C.F.R. 200.83

[CENX – 11]

January 17, 2025

Note 19. Business Segments, page 94

8.	We note that your bauxite and alumina refinery, acquired in the Jamalco business combination, and each of your four operating primary aluminum smelters represent operating segments that have been aggregated into a single reportable segment. We further note your risk factor disclosure on page 16 that "Operating bauxite mining and alumina refining assets may require different operating strategies and managerial expertise than our other operations, and these operations are subject to additional and/or different regulatory requirements." Given the distinct nature of your bauxite mining and alumina refinery operations, tell us in sufficient detail how such operations meet the aggregation criteria set forth in ASC 280-10-50-11, including similar economic characteristics. Also address how your four smelter facilities continue to have similar economic characteristics with each other, given that certain facilities have curtailed operations in recent years due to unfavorable market conditions, such as energy and aluminum prices.

COMPANY RESPONSE

We respectfully advise the Staff that, in accordance with the standards set forth in ASC 280, management has previously determined the Company to have the five operating segments which have been aggregated into one reportable segment based on management’s analysis of the criteria in ASC 280-10-50-11.

ASC 280-10-50-11 provides that the following qualitative criteria should be evaluated for potential operating segment aggregation into one reportable segment: (a) the nature of the products and services; (b) the nature of the production processes; (c) the type or class of customer for their products and services; (d) the methods used to distribute their products or provide their services; and (e) the nature of the regulatory environment.

Following the acquisition of Jamalco, management reconsidered each of the criteria of ASC 280-10-50-11 and determined that aggregation into a single reportable segment continued to be appropriate. The Company’s primary strategic rationale for the Jamalco acquisition was to secure a long-term supply of high-quality alumina (also referred to as aluminum oxide) for use in its primary aluminum smelters. Prior to the Jamalco acquisition, the Company had no captive source of alumina (the most critical raw material in the production of primary aluminum) and any disruption in the Company’s alumina supply would have been considered a significant risk to the aluminum production operations at the smelters. As such, management primarily viewed securing a captive source of alumina as a supply chain risk mitigation exercise for the benefit of the Company’s smelters, and not as an entry into a significant new line of business for the Company.

To this end, since the acquisition of the Company’s interest in Jamalco, the Company’s 55% share of Jamalco’s production has been, and continues to be, primarily consumed on an intercompany basis by our primary aluminum smelters in a vertically integrated production model.

Confidential Treatment of Certain Portions

of the Response to Comments 4 and 8 Requested by

Century Aluminum Company Pursuant to 17 C.F.R. 200.83

[CENX – 12]

January 17, 2025

The Company manages its Jamalco operations using the same management team and reporting structure that also manage the aluminum smelters. The economic performance of Jamalco and each of the Company’s smelters are evaluated by the Chief Operating Decision Maker utilizing the same primary financial metric, EBITDA. Further, Jamalco and the Company’s smelters operate in similar regulatory environments, including health, safety, labor and environmental regulations. To this end, other key operating metrics, such as safety and environmental performance, are also measured and managed using the same primary operating metrics at Jamalco and the Company’s smelters.

We also note that there is substantial overlap between the customer base for aluminum and alumina products globally. The market for aluminum and alumina globally is comprised of many types of purchasers. Some customers purchase aluminum or alumina to use in their own manufacturing processes across several industries and economic sectors, while other customers have the primary intent to on-sale and/or trade the aluminum or alumina to other global buyers and traders. This latter category is comprised of trading companies, financial institutions, and other specialized industry participants who together account for a substantial portion of the market for global primary aluminum and alumina. [***]. One reason for the high degree of overlap amongst purchasers of these products is because Jamalco’s production of alumina does not have any other use than to be used in the production of primary aluminum. For this reason, alumina is also often sold at prices which are set as fixed percentage of the aluminum price. As such, we believe that the Company’s portfolio of smelters and the Jamalco alumina refinery continue to have substantially similar economic characteristics with one another.

With respect to the Company’s other operating segments, we continue to believe that all the smelters exhibit material economic, production and operational similarities to one another, justifying the combination of these operating segments into one reportable segment. Importantly, we note that all of the smelters sell their aluminum products with reference to the same global price for aluminum set daily on the London Metal Exchange (“LME”). All of the smelters use the same raw material inputs, utilize the same production process and are consistently evaluated in a similar manner using substantially similar financial, operational and safety metrics to guide management’s evaluation of each asset’s performance. Each of the smelters also produces substantially the same aluminum product mix, consisting of commodity grade (P1020) ingots, primary foundry alloys, and billet products.

Furthermore, the production process used at all of the Company’s smelters is the Hall-Heroult process, which is the global standard and has been used to produce aluminum for over 100 years. Lastly, the economic performance of each smelter is evaluated by the Chief Operating Decision Maker utilizing EBITDA as the primary financial metric.

We acknowledge the Staff’s comment regarding the Company’s Hawesville smelter, which curtailed in 2022 and note that due to the curtailment of operations at Hawesville it should no longer be considered

Confidential Treatment of Certain Portions

of the Response to Comments 4 and 8 Requested by

Century Aluminum Company Pursuant to 17 C.F.R. 200.83

[CENX – 13]

January 17, 2025

an operating segment as the facility was not actively producing aluminum for the entirety of the year ended December 31, 2023, or December 31, 2024. As such, beginning with our Annual Report on Form 10-K for the year ended December 31, 2024, we will prepare our financial statements in future annual and quarterly filings to reflect this change.

Based on the foregoing analysis, the Company continues to believe that aggregation of its primary aluminum smelters and Jamalco into one reportable segment is an appropriate application of ASC 280.

Controls and Procedures
Management's Report on Internal Control over Financial Reporting, page 97

9.	We note you have concluded that your internal control over financial reporting ("ICFR") was effective as of December 31, 2023, despite the identification of a material weakness. Since management is not permitted to conclude that ICFR is effective if there are one or more material weaknesses, please revise your filing to conclude that ICFR was not effective as of December 31, 2023. Refer to Section II.B.3(c) of SEC Release No. 33-8238.

COMPANY RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company had previously disclosed the remediation of the subject material weakness under the caption “Material Weakness Remediation” in Item 4. Controls and Procedure in its Quarterly Report on Form 10-Q for the three months ended March 31, 2024. In addition, the Company will include in Part II, Item 9A (Controls and Procedures) of its Annual Report on Form 10-K for the year ended December 31, 2024, the requisite disclosures regarding management's assessment of the effectiveness of the registrant's internal control over financial reporting as of December 31, 2024.

Should you have any questions or comments relating to this letter, kindly contact the undersigned at 312-696-3126.

Sincerely,

/s/ Gerald C. Bialek
Chief Financial Officer

Confidential Treatment of Certain Portions

of the Response to Comments 4 and 8 Requested by

Century Aluminum Company Pursuant to 17 C.F.R. 200.83

[CENX – 14]